FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

November 28, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated November 28, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for [signature]
BARBARA O'NEILL

dlw 12/24

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-20

NOVEMBER 28, 2008

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Corporate Update

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has entered into agreements with various property vendors that will allow for the preservation of its current capital in these challenging economic times.

Manson Creek and the property vendors for Meridian, Gillman and Molygarchy have temporarily suspended all but $5,000 of the November 30, 2008 cash property payments, in exchange for Manson Creek accelerating future committed share issuances. The vendors will receive the outstanding suspended property payments, on a priority basis, upon the closing of a future significant financing. To satisfy the revised share issuance commitment pursuant to these property agreements, 1,050,000 common shares will be issued on November 30, 2008.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-20 **NOVEMBER 28, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Corporate Update

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has entered into agreements with various property vendors that will allow for the preservation of its current capital in these challenging economic times.

Manson Creek and the property vendors for Meridian, Gillman and Molygarchy have temporarily suspended all but $5,000 of the November 30, 2008 cash property payments, in exchange for Manson Creek accelerating future committed share issuances. The vendors will receive the outstanding suspended property payments, on a priority basis, upon the closing of a future significant financing. To satisfy the revised share issuance commitment pursuant to these property agreements, 1,050,000 common shares will be issued on November 30, 2008.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-20 **NOVEMBER 28, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Corporate Update

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has entered into agreements with various property vendors that will allow for the preservation of its current capital in these challenging economic times.

Manson Creek and the property vendors for Meridian, Gillman and Molygarchy have temporarily suspended all but $5,000 of the November 30, 2008 cash property payments, in exchange for Manson Creek accelerating future committed share issuances. The vendors will receive the outstanding suspended property payments, on a priority basis, upon the closing of a future significant financing. To satisfy the revised share issuance commitment pursuant to these property agreements, 1,050,000 common shares will be issued on November 30, 2008.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

END